April 2, 2018	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 130 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on March 14, 2018 concerning Post-Effective Amendment No. 130 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to each series of the Trust (each, a “Portfolio” and collectively, the “Portfolios”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on January 26, 2018 pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder. Your comments are set forth below and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

Master Prospectus

1.	For any Portfolio that has adopted a Rule 35d-1 investment test and that includes derivatives in the test, please disclose that such instruments are valued on a mark to market basis rather than using notional value, for purposes of calculating compliance with the 80% policy.

Response: The Trust confirms that it currently values derivatives at mark to market value for purposes of determining compliance with a Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. The Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with a Portfolio’s 80% investment policy.

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Elisabeth Bentzinger

April 2, 2018

2.	For any Portfolio that invests in underlying funds and has a Rule 35d-1 investment test, please add disclosure indicating that the Portfolio will consider the investments of the underlying funds when determining compliance with its own names rule policy.

Response: In the adopting release to Rule 35d-1, the SEC stated that “[i]n appropriate circumstances…an investment company [may] include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” The Trust is not aware of any specific requirement under the federal securities laws or a formal SEC position requiring an investment company to “look through” to the securities held by an underlying fund when determining the investment company’s compliance with Rule 35d-1 under the 1940 Act. However, in response to the Staff’s comment, the following disclosure will be added to the paragraph titled “80% Policies” under the heading “More information on strategies, risks and benchmarks” in the statutory prospectus: “A Portfolio takes into consideration the investment policies of the Underlying Portfolios and Underlying ETFs, as applicable, in determining compliance with its 80% policy.”

3.	For certain Portfolios that were launched in November 2017 (AXA/AB Dynamic Aggressive Growth Portfolio and AXA/JP Morgan Strategic Allocation Portfolio), the disclosure in the summary prospectus provides the Portfolio’s portfolio turnover rate for a two-month period (November 1, 2017 (commencement of operations) to December 31, 2017). The more typical disclosure for a recently launched fund provides that because the fund is new, portfolio turnover information for the fund’s prior fiscal year is not available. Consider whether to modify the disclosure accordingly.

Response: The Trust has modified the disclosure as follows: “Because the Portfolio commenced operations on November 13, 2017, its portfolio turnover rate for its first full fiscal year is not available.”

4.	The performance table for AXA/Legg Mason Strategic Allocation Portfolio includes average annual total return information only for Class IB Shares, and not for Class K shares. Please include an explanation of why Class K returns are not included, or include the Class K returns in the table.

Response: Class K of the AXA/Legg Mason Strategic Allocation Portfolio ceased operations in November 2017, and therefore Class K returns are not included in the table. The following disclosure appears in the Performance section: “After the close of business on November 20, 2017, operations for Class K ceased and shares of seed capital were fully redeemed.”

5.	In the performance table for AXA/Legg Mason Strategic Allocation Portfolio, we note that both a composite index and broad-based securities indexes are included. Please list the broad-based index(es) first. Please make this change wherever it applies in the prospectus.

Elisabeth Bentzinger

April 2, 2018

Response: Instruction 2(e) to Item 4(b)(2) of Form N-1A provides that the returns of a broad-based securities market index “must precede or follow all of the returns for a Fund or Series rather than be interspersed with the returns of the Fund or Series.” In addition, Instruction 2(b) provides that a fund may include an additional index, but does not specify the location of the additional index. Accordingly, the Trust does not believe that Form N-1A requires the returns of the broad-based index to appear prior to those of a secondary index in the average annual returns table.

6.	In the section “More information on strategies, risks and benchmarks,” please state each Portfolio’s investment objective. See Item 9(a) of Form N-1A. In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Portfolio, perhaps with the use of a chart. Alternatively, please move all non-principal risks to the Statement of Additional Information (“SAI”). See Instruction C.3(b) to the General Instructions of Form N-1A and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Response: The section “More information on strategies, risks and benchmarks” discloses that “[a]s described in this Prospectus, each Portfolio has its own investment objective(s), policies and strategies” and that “[t]he investment objective of each Portfolio may be changed without shareholder approval.” The Trust notes that, as required by Item 4 of Form N-1A, the Portfolios’ principal risks are identified in the summary prospectuses. The Portfolios’ principal risks, as well as additional information associated with the Portfolios’ principal risks, are described within the statutory prospectus. The “More information on strategies, risks and benchmarks” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. The Trust has included risks only in its Item 9 disclosure (and not in its Item 4 disclosure) if they are not principal to a Portfolio’s investment strategies or which add additional information about principal risks already disclosed. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b). Therefore, the Trust respectfully declines to make any further revisions.

1290 VT Portfolios Prospectus

7.	With respect to the 1290 VT Equity Income Portfolio, the Staff notes that the summary prospectus (page 3) states: “The Portfolio intends to invest primarily in dividend-paying common stocks of U.S. large- and mid-capitalization companies.” Please define large- and mid-capitalization companies, including the capitalization range for such companies.

Elisabeth Bentzinger

April 2, 2018

Response: The Trust has revised the summary prospectus for 1290 VT Equity Income Portfolio to state that “large- and mid-capitalization companies mean those companies with market capitalizations within the range of the Russell 1000® Value Index (market capitalization range of approximately $0.8 billion - $375.4 as of December 31, 2017).”

8.	With respect to the 1290 VT Socially Responsible Portfolio, the prospectus summary states “The Portfolio generally invests at least 90% of its assets in securities of the Underlying Index …” The Staff believes the better approach for compliance with Section 35(d) of the Investment Company Act of 1940 is for a fund to have its investment test be based directly on the type of its investments in its name - e.g., socially responsible investments.

Response: As disclosed in its prospectus, the 1290 VT Socially Responsible Portfolio pursues an index investing strategy and seeks to track the performance of MSCI KLD 400 Social Index. The prospectus further describes the screening process of MSCI for including companies in the index. The disclosure makes clear that it is the index provider that sets the criteria for companies that are included in the index and includes a description of the criteria. The Trust submits that the disclosure is appropriate and does not render the Portfolio’s name misleading, but instead includes a reasonable definition of “socially responsible” companies.

9.	The prospectus summary for the 1290 VT Convertible Securities Portfolio does not include the section titled “Payments to Broker-Dealers and Other Financial Intermediaries.” Please include this disclosure.

Response: The missing “Payments to Broker-Dealers and Other Financial Intermediaries” section will be added to the 1290 VT Convertible Securities summary prospectus in the next post-effective amendment.

10.	For the 1290 VT Multi-Alternative Strategies Portfolio that was launched in November 2017, the disclosure in the summary prospectus provides the Portfolio’s portfolio turnover rate for a two-month period (November 1, 2017 (commencement of operations) to December 31, 2017). The more typical disclosure for a recently launched fund provides that because the fund is new, portfolio turnover information for the fund’s prior fiscal year is not available. Consider whether to modify the disclosure accordingly.

Response: The Trust has modified the disclosure as follows: “Because the Portfolio commenced operations on November 13, 2017, its portfolio turnover rate for its first full fiscal year is not available.”

11.	The Item 9 disclosure in this prospectus (see page 107) includes “Listed Private Equity Company Risk.” For any Portfolio that invests principally in hedge funds or private equity funds, please state in the registration statement that the Portfolio will not invest more than 15% of its assets in such investments, as part of the Portfolio’s liquidity restriction.

Elisabeth Bentzinger

April 2, 2018

Response: The Portfolios do not invest in hedge funds or private equity funds as a principal strategy and therefore the Trust believes that no revisions are necessary. The Trust notes that as disclosed in the Statement of Additional Information, no Portfolio intends to purchase any security if, as a result, more than 15% of its net assets would be invested in illiquid securities.

“Fund of Funds” Prospectus

12.	With respect to the All Asset Growth - Alt 20 Portfolio, please describe the specific alternative investments in which the Portfolio may invest as a principal investment strategy. The current disclosure only provides examples of such investments.

Response: The Trust confirms that the prospectus summary for the All Asset Growth - Alt 20 Portfolio describes the alternative investments in which the Portfolio may invest as a principal strategy. The prospectus summary provides that alternative investments include “convertible securities, investments in certain industries or sectors (e.g., infrastructure), Underlying ETFs that invest in commodities and other instruments that derive their value from natural resources, the 1290 VT Natural Resources Portfolio, the 1290 VT Real Estate Portfolio and other instruments that derive their value from real estate, and the 1290 VT GAMCO Mergers & Acquisitions Portfolio.”

13.	“New Portfolio Risk” appears in the Item 9 risk disclosure. Please consider whether this risk disclosure is applicable to the Portfolios in this prospectus or whether it should be removed.

Response: The “New Portfolio Risk” paragraph is included in the Item 9 risk disclosure, as this risk is applicable to certain Underlying Portfolios or Underlying ETFs in which the Portfolios may invest.

Statement of Additional Information

14.

Regarding the discussion of the concentration policy in Notations Regarding the Portfolios’ Fundamental Restrictions (page 8), we note the following disclosure: “Each Portfolio may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental investment restriction.” The Staff’s position is that the investments of all of a Portfolio’s underlying funds should be considered for purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. Please modify the first sentence quoted above accordingly. In addition, please revise the explanatory note to state that the Portfolios will

Elisabeth Bentzinger

April 2, 2018

consider the investments of the investment companies and other investment vehicles in which they invest when determining compliance with the fundamental restriction on concentration. If appropriate, this statement can be modified by disclosing that a Portfolio will consider the investments of the underlying funds to the extent the Portfolio has sufficient information about such investments.

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Portfolio invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

15.	Regarding the discussion of the concentration policy in Notations Regarding the Portfolios’ Fundamental Restrictions (page 8), please clarify that private activity municipal bonds are those that are backed principally by the activities of non-governmental users.

Response: As noted in the Portfolios’ SAI, each Portfolio’s fundamental restrictions, including its concentration policy, will be interpreted with regard to formal or informal views on various provisions of the 1940 Act and the rules thereunder issued from time to time by the SEC and the members of its staff. The Trust considers each Portfolio’s concentration policy to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act. The Trust further notes that private activity municipal bonds are described in the SAI in the section titled “Investment Strategies and Risks - Municipal Securities.” Therefore, the Trust respectfully declines to revise the disclosure.

Part C

16.	It appears that the code of ethics for Templeton Global Advisors Ltd. is missing from the exhibits. Please include the code of ethics in the next post-effective amendment.

Response: The Franklin Templeton Investments Personal Investments and Insider Trading Policy (the “Policy”) applies to the personal investment activities of all Covered Employees (as defined in section 2.2 of the Policy) of Franklin Resources, Inc. (“FRI”) and all of its subsidiaries (collectively, “Franklin Templeton”). Accordingly, the line item which refers to the Policy in the Part C has been revised as follows: “Revised Code of Ethics of Franklin Advisory, Franklin Mutual, Franklin Advisers, and Templeton Global revised May 2010 effective May 1, 2013.”

Elisabeth Bentzinger

April 2, 2018

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Kiesha T. Astwood-Smith, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP